FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

               BLOCK LISTING SIX MONTHLY RETURN

  Date: 7 January 2021

Name of applicant:		HSBC Holdings plc
Name of scheme:
1.   Employee Share Option Scheme
2.   Executive Share Option Scheme
3.   Employee SAYE Plan
4.   Ongoing obligations to issue shares in connection with the acquisition of HSBC Finance Corporation (formerly Household International Inc.)
5.   HSBC Holdings Group Share Option Plan
6.   HSBC Share Plan
7.   HSBC Share Plan 2011
8.   HSBC International Employee Share Purchase Plan

Period of return:	From:	01.07.2020	To:	31.12.2020
Balance of unallotted securities under scheme(s) from previous return:
1.   122,418 ordinary shares of US$0.50 each
2.   1,468,459 ordinary shares of US$0.50 each
3.   15,315,455 ordinary shares of US$0.50 each
4.   68,325,450 ordinary shares of US$0.50 each
5.   19,458,570 ordinary shares of US$0.50 each
6.   824,887 ordinary shares of US$0.50 each
7.   3,997,176 ordinary shares of US$0.50 each
8.   784,928 ordinary shares of US$0.50 each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1. 0 2. 0 3. 5,000,000 4. 0 5. 0 6. 0 7. 65,000,000 8. 2,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1. 0 2. 0 3. 131,568 4. 0 5. 0 6. 0 7. 1,520,153 8. 623,725
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1. 122,418 2. 1,468,459 3. 20,183,887 4. 68,325,450 5. 19,458,570 6. 824,887 7. 67,477,023 8. 2,161,203

Name of contact:	Larissa Wilson, Assistant Group Company Secretary
Telephone number of contact:	020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 7 January 2021